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12062223

SECURIT 12063178 SSION

KW 7/23

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III /A

SEC File Number
8-48718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/11 and ending 03/31/12

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Sorsby Financial Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
676 N. Michigan Avenue, Suite 3140
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles C. Sorsby (312) 751-0469
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 3 2012
09 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Ch 7/23

OATH OR AFFIRMATION

I, **Charles C. Sorsby**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Sorsby Financial Corp., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

OFFICIAL SEAL
LINDA L. BURNEY
Notary Public - State of Illinois
My Commission Expires Jun 29, 2013

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2012

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sorsby Financial Corp.

We have audited the accompanying statement of financial condition of Sorsby Financial Corp. as of March 31, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sorsby Financial Corp. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 25, 2012

SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

ASSETS

Cash and cash equivalents	$ 153,353
Receivable from broker/dealers	48,056
Other assets	3,047
TOTAL ASSETS	$ 204,456

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 2,861
Subordinated loans	288,100
Total Liabilities	$ 290,961
SHAREHOLDER'S EQUITY (DEFICIT)	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	56,554
Retained earnings (deficit)	(144,059)
Total Shareholder's Equity (Deficit)	$ (86,505)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$ 204,456

The accompanying notes are an integral part of this financial statement.

SORSBY FINANCIAL CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Sorsby Financial Corp. (the "Company") was incorporated in Illinois on August 7, 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission and an investment advisor with the state of Illinois. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash equivalents on the statement of financial condition. Level 1 inputs has also been applied to funds included in receivable from broker/dealers on the statement of financial condition. These funds are included in a deposit held by the Company's Clearing Broker/dealer (See Note 8) and are invested in a security registered under the Investment Company Act of 1940. No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership and management with Capital Conservation Corp. (CCC) and Capital Preservation Fund L.P.

The Company entered into an agreement with CCC, effective January 1, 2009, whereby CCC pays monthly required payments under the current occupancy lease in the Company's name. For the year ended March 31, 2012, under the terms of this agreement, CCC paid a total of $76,400 on the Company's behalf. The current occupancy lease is set to expire December 31, 2012.

For the year ended March 31, 2012, the Company earned $23,477 in commission revenue from securities transactions made on behalf of Capital Preservation Fund L.P.

Under an agreement held personally, the Company's sole shareholder provided communication services to the Company on a limited basis. For the year ended March 31, 2012, the sole shareholder incurred $25,500 for these services.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2012 the Company's net capital and required net capital were $197,743 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 1%.

NOTE 5 - PROFIT SHARING PLAN

The Company has established a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. The plan is on a calendar year basis. The Company contribution to this plan for the year ended March 31, 2012 was $5,516.

NOTE 6 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2012, are as follows:

0% Interest	Expires September 30, 2015	$ 50,000
0% Interest	Expires December 31, 2015	98,100
0% Interest	Expires May 29, 2020	50,000
0% Interest	Expires June 30, 2020	90,000
	Total	$ 288,100

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated lender is the sole shareholder of the Company.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company's customers may sell securities that they do not currently own (short sales) and will therefore be obligated to purchase such securities at a future date.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

To facilitate the above securities transactions, as well as other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Effective March 2, 2012, the Company replaced its Clearing Broker/dealer and signed a new fully disclosed clearing agreement. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer and is required to maintain a deposit of $36,204 in cash and/or government securities with the Clearing Broker/dealer to assure the Company's performance under the agreement.